UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The New LaVilla, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

December 21, 2021

Physical Address of Issuer:

318 N Broad Street, Jacksonville, FL 32202

Website of Issuer:

https://thenewlavilla.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

Vesterr LLC dba Vesterr

CIK Number of Intermediary:

0001850113

SEC File Number of Intermediary:

007-00341

CRD Number of Intermediary:

319017

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Simple Agreement for Future Equity (SAFE)

Target Number of Securities to be Offered:

500,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$150,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 25, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end* (2022)
Total Assets	$151,631	$0
Cash & Cash Equivalents	$1,631	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0

Long-term Debt	$150,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($5,631)	$0

*The Issuer was formed December 21, 2021, but it did not commence operations until 2023.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THE NEW LAVILLA, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ESCROW FACILITATOR INFORMATION

THE OFFERING WILL UTILIZE THE FOLLOWING QUALIFIED THIRD-PARTY ESCROW FACILITATOR: NORTH CAPITAL PRIVATE SECURITIES CORPORATION ("North Capital")

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any

information or make any representations other than those contained in this Form C, and no source other than Vesterr LLC dba Vesterr (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$250,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,235,000** (the "**Maximum Offering Amount**") of Class B Units, no par value (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is

$10,000 and the Maximum Individual Purchase Amount is **$125,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **April 25, 2025** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Simple Agreement for Future Equity (SAFE) as described in **Exhibit B** and the Issuer's Operating Agreement, dated as of September 23, 2024 (the "**Operating Agreement**") attached hereto as **Exhibit C**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our business plan can be found on the Issuer's profile page on the Intermediary's website under **https://vesterr.com/funderr/deal/thenewlavilla** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms

of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Simple Agreement for Future Equity (SAFE) attached as Exhibit B, in conjunction with the following summary information. Any capitalized terms used and not otherwise defined regarding the Securities have the meanings set forth in the form of SAFE attached hereto as Exhibit B.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Conversion

Equity Financing

Upon an Equity Financing in which the Issuer raises gross proceeds exceeding **$1,000,000**, the Investor's SAFE will automatically convert into CF Shadow Series units of the Issuer's Equity Securities. The number of CF Shadow Series units will be calculated by dividing the Investor's Purchase Amount by the applicable Conversion Price. The Conversion Price will be the price that is most beneficial to the Investor as calculated based on the Discount (20%) of the per unit price paid by investors in the Equity Financing or the SAFE Price calculated based on the Valuation Cap and the valuation of the Issuer used in the sale of Equity Securities to investors in the Equity Financing.

The Investor is required to execute and deliver all transaction documents related to the Equity Financing (including, without limitation, the Operating Agreement of the Issuer), which will be the same as those signed by the purchasers of Equity Securities in the Equity Financing, subject to limited exceptions, such as reduced representations, warranties, and indemnification obligations for the Investor.

Liquidity Event

If the Issuer experiences a Liquidity Event prior to an Equity Financing, the Investor may choose to either receive a cash payment equal to the Purchase Amount or convert the Purchase Amount into units of Common Interests. The conversion will be based on the Liquidity Price, determined by dividing the Valuation Cap by the Issuer's Liquidity Capitalization. If the Investor does not select the cash payment option, the conversion will occur automatically. In cases where the Issuer's available funds are insufficient to fully satisfy the claims of all SAFE holders, including the Investor, the Issuer will distribute its available funds pro rata among the Cash-Out Investors, and any remaining unpaid amounts will be converted into Common Interests based on the Liquidity Price.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering. See the SAFE for additional definitions.

Dissolution Event

In the event of a Dissolution Event prior to the expiration or termination of the SAFE, the Investor will be entitled to receive an amount equal to the Purchase Amount. This amount will be paid before any distribution of the Issuer's assets to holders of Capital Interests. If the Issuer's assets are insufficient to pay all holders of SAFEs in full, the available assets will be distributed with equal priority and on a pro-rata basis among all holders of SAFEs, based on their respective Purchase Amounts.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

This SAFE will terminate upon the earlier of (i) the issuance of CF Shadow Series units to the Investor following an Equity Financing or a Liquidity Event, or (ii) the payment or setting aside of amounts due to the Investor in connection with a Liquidity Event or Dissolution Event.

Pro-Rata Rights of Major Investors

Investors who invest $50,000 or more (each a "**Major Investor**") will be entitled to pro-rata rights in future securities offerings by the Issuer. These pro-rata rights allow Major Investors to purchase their proportionate share of any new Equity Securities issued in subsequent financings, thereby preventing dilution of their ownership interest. The pro-rata share is calculated based on the ratio of the number of units of Equity Securities owned by the Major Investor immediately prior to the new issuance to the total number of outstanding Equity Securities on a fully diluted basis. However, these pro-rata rights will be subject to customary exceptions.

Voting and Control

The Investor has no voting rights associated with this SAFE or the securities issuable upon its conversion, unless otherwise provided by the Issuer's governing documents.

Anti-Dilution Rights

This SAFE does not include any anti-dilution protections. This means that future equity issuances or other events may dilute the ownership percentage the Investor receives upon conversion. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are

transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer; provided, however, that all transfers of the Securities upon conversion into CF Shadow Securities must be made in accordance with the terms and conditions of the Issuer's Operating Agreement then in effect.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

• The Issuer does not have the right to repurchase the Securities.
• The Securities do not have a stated return or liquidation preference.
 • The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the
    Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Authorized Capitalization

The Issuer has authorized two classes of securities, Class A Units and Class B Units. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will receive no other compensation upon the closing of the Offering.

4

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history, making it difficult to evaluate our performance and potential for success.

The Issuer is an early-stage company with a limited operating history, which presents inherent risks. Our business

model and projections are based on assumptions that may not reflect actual results. Prospective investors should evaluate our potential in light of the challenges, uncertainties, and complexities commonly associated with early-stage companies. There is no guarantee that we will succeed in implementing our business plan or that we will become profitable.

As an early-stage company, there is no guarantee we will achieve or maintain profitability.

The Issuer is in the early stages of implementing its business strategy. As with many early-stage companies, we face numerous risks, challenges, and uncertainties in attaining profitability. There can be no assurance that our efforts will yield sustainable revenue or profits. Our ability to succeed depends on our capacity to overcome the problems, expenses, and complications that commonly affect early-stage businesses.

Global crises, including pandemics and geopolitical events, may significantly impact our business and financial projections.

Unforeseen global events, such as pandemics, health crises, and geopolitical conflicts, could materially affect our operations and financial results. For instance, the COVID-19 pandemic highlighted the vulnerability of the hospitality industry to public health restrictions and reduced travel. Future crises could lead to reduced consumer demand, interruptions in supply chains, and increased operating costs, making it challenging to meet revenue targets or attract the necessary funding.

The capital raised in this offering may be insufficient to fully implement our business plan.

Our ability to achieve our operational and financial objectives may require capital beyond what we expect to raise in this Offering. If we are unable to secure additional funding on favorable terms, our ability to execute our business plan could be jeopardized, potentially forcing us to curtail operations, seek alternative funding sources, or cease operations entirely, resulting in a loss of investment.

We may encounter difficulties in raising additional capital, which could impede our growth and operations.

Our business plan relies on our ability to secure sufficient capital to meet future needs. Limited operating history, combined with the inherent risks in our business model, may impact our ability to attract additional funding. If we fail to secure the required capital, we may be forced to delay or scale back initiatives, which could negatively affect our business prospects, financial condition, and operational stability.

We may explore additional business lines or services, which could introduce new risks and operational challenges.

As an early-stage entity, we may pursue new revenue streams or expand into additional services that align with our mission. However, these expansions could introduce operational and financial risks, particularly if the market for these new offerings is underdeveloped or not aligned with our brand. Any unsuccessful foray into new business areas could result in significant expenses and could harm our overall financial performance.

We rely on third-party suppliers and contractors for essential components and services, creating dependency risks.

Our operations depend on external suppliers and contractors for various goods and services. Delays or quality issues with these suppliers could affect our operations and ability to deliver quality service. In cases where specific items or services are sourced from a limited pool of providers, disruptions or price increases could affect our profitability and overall business performance.

Our business relies on certain intellectual property rights, which may not provide adequate protection against competition.

The Issuer depends on intellectual property rights, including trademarks, to differentiate its brand and services. Despite efforts to protect these rights, there is no guarantee that they will afford sufficient competitive advantage or that others will not circumvent, invalidate, or otherwise challenge them. The unauthorized use or infringement of our intellectual property by competitors could impair our competitive position and reduce our market share.

The success of our business depends on the skills and expertise of our management team and key personnel.

We rely heavily on the skills, knowledge, and relationships of our key executives and managers, especially the managers, officers and key persons referenced in this Form C. The departure of any of these individuals could adversely impact our business operations, financial condition, and growth potential. Furthermore, we do not carry "key person" insurance policies to protect against the loss of these individuals.

Damage to our reputation could severely impact our business operations and financial condition.

Our brand reputation is a critical asset that influences customer loyalty, vendor relationships, and market perception. Negative publicity, whether justified or not, could harm our reputation and business. In particular, social media and digital platforms allow for rapid dissemination of information, making it difficult to manage our reputation in real time. Any negative public perception could materially impact our financial performance.

We may be vulnerable to cybersecurity threats and data breaches, which could disrupt operations and harm our reputation.

Our business depends on the security of our information technology systems and the protection of sensitive data. Cybersecurity threats, including data breaches and ransomware attacks, pose risks to our operational continuity and could lead to the compromise of confidential customer and company information. Any breach could result in operational disruptions, legal liabilities, and reputational damage, which would adversely affect our business.

The security and privacy of our customer and employee data are subject to increasingly stringent regulations, which may increase our costs.

Our operations require the collection, handling, and storage of personally identifiable information. Compliance with evolving data privacy laws and regulations imposes operational and financial obligations. Any security breaches or data privacy violations could expose us to significant liabilities, regulatory penalties, and reputational damage, adversely affecting our ability to attract and retain customers.

Our status as a privately held company means we may not have the same level of financial controls as a public company.

As a private company, we may lack the robust internal financial controls required by public companies under the Sarbanes-Oxley Act of 2002, as amended. Without these controls, we could be more vulnerable to financial misstatements or other errors, which could affect investor confidence and the accuracy of our financial reporting.

We operate in a highly regulated industry, and any failure to comply with applicable laws could adversely affect our business.

The hospitality, coworking, and real estate sectors are subject to extensive federal, state, and local regulations. Non compliance with these regulations, which include health and safety standards, employment laws, and environmental codes, could lead to fines, license suspension, or revocation. The cost of maintaining compliance may increase as regulatory requirements evolve, which could impact our financial condition.

Our business model depends on a consistent level of local demand for coworking, lodging, and event space, which may fluctuate.

Our revenue projections rely on steady demand for coworking memberships, lodging rentals, and event hosting. If demand for these services decreases due to shifts in economic conditions, changes in consumer preferences, or the availability of alternative workspaces and venues, we may not achieve anticipated revenue levels. A prolonged decline in demand could severely impact our financial health and prospects for growth.

We are vulnerable to adverse economic and market conditions that could reduce consumer and business spending.

The coworking, hospitality, and event industries are closely linked to economic conditions and consumer confidence. Economic downturns, inflation, rising interest rates, and reductions in disposable income or business budgets may decrease demand for our services. These factors could negatively impact our ability to generate revenue, achieve profitability, and secure additional capital for growth.

Our reliance on real estate assets exposes us to the risks of property devaluation and illiquidity.

Our business model involves investments in real estate, which can fluctuate in value and may not be easily liquidated. Market downturns, local economic changes, or neighborhood redevelopment could reduce the market value of our property assets, limiting our ability to sell or leverage them in the future. These risks could result in financial losses or delay returns to investors.

Seasonality and fluctuating demand could lead to unpredictable revenue streams.

Our business may experience seasonal fluctuations in demand, especially in coworking and event spaces, which are often tied to regional and economic cycles. Variations in demand throughout the year could lead to periods of lower than-expected occupancy and revenue, impacting our cash flow and profitability. Additionally, seasonality could affect our ability to accurately forecast revenues and allocate resources effectively.

Our success depends on our ability to attract and retain members and tenants for our coworking and rental spaces.

A key component of our revenue is dependent on our ability to attract and retain coworking members and tenants for our rental units. If we are unable to maintain high occupancy rates, or if members choose other coworking options, our business and financial condition may be adversely impacted. Additionally, as coworking memberships are often short-term, we may face increased turnover, leading to inconsistent revenue streams.

The coworking industry is highly competitive, and increased competition could adversely affect our market share and profitability.

We operate in a competitive industry with many well-established coworking providers and alternative spaces available to potential members. Larger coworking companies or local competitors with significant resources may offer incentives, amenities, or lower prices that we may not be able to match, which could result in a loss of market share. Competitive pressures may also force us to lower our prices or increase our costs, impacting our profitability.

We may incur unexpected costs and liabilities associated with operating a historic property.

Our facility is a historic building, which may require specialized maintenance, repairs, and compliance with preservation standards. Unexpected costs for repairs, renovations, or compliance with historic preservation regulations could be substantial. These expenses may exceed our projections, negatively affecting our financial position and requiring us to allocate additional resources to maintain the property.

Changes in local government policies and tax regulations could adversely impact our operations.

Local government policies and tax regulations can impact real estate investments, particularly in areas designated as historic or mixed-use. Changes in property tax rates, zoning laws, or real estate investment incentives may increase our operating costs or limit our ability to operate profitably. These changes could also affect our ability to attract or retain tenants, negatively impacting revenue.

The success of our marketing efforts and brand reputation is critical to our growth.

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Our business depends on establishing a strong brand and attracting members, tenants, and event customers. Any negative publicity or failure to maintain high customer satisfaction could damage our reputation and lead to decreased occupancy and revenue. Additionally, effective marketing strategies and brand positioning are necessary to build awareness and compete in a crowded market. Failure to execute these strategies could impede our growth and profitability.

Changes in environmental regulations could increase our operational costs and affect our financial results.

Our operations, particularly those related to property management and event hosting, are subject to environmental regulations that may become more stringent over time. Compliance with such regulations, including those governing waste disposal, emissions, and energy efficiency, may increase our operational costs. Non-compliance or changes in these regulations could result in fines, penalties, or restrictions on our ability to operate, adversely impacting our business.

The demand for coworking spaces may be impacted by remote work trends and evolving workplace preferences.

Shifts in workplace trends, particularly the increasing prevalence of remote work and flexible schedules, could reduce demand for traditional coworking spaces. As companies adjust to hybrid or fully remote work models, demand for coworking memberships and office rentals may decline. If we are unable to adapt to these changing preferences or develop alternative revenue streams, our financial performance could be negatively impacted.

We may experience operational disruptions due to supply chain issues, labor shortages, or other external factors.

Our business is dependent on reliable access to goods, services, and skilled labor to maintain our facilities and provide a quality experience for customers. Supply chain disruptions, labor shortages, or inflationary pressures could increase costs, delay repairs or renovations, and impact our ability to deliver consistent service. These factors

may also lead to higher operational costs or reduce our profitability.

Failure to secure necessary licenses, permits, and insurance coverage could impede our ability to operate.

We are subject to a variety of licenses, permits, and insurance requirements to operate our coworking, lodging, and event facilities. Failure to obtain or maintain necessary licenses or insurance coverage could limit our ability to operate or result in fines, legal action, or loss of our right to conduct certain business activities. These factors could materially impact our business and lead to financial losses.

Natural disasters, climate change, or other environmental risks could adversely impact our property and operations.

Our facility is exposed to risks from natural disasters, such as hurricanes, floods, and other extreme weather events. Climate change may increase the frequency and severity of these events, which could result in property damage, increased insurance costs, or operational disruptions. Additionally, climate change regulations or environmental sustainability requirements could increase our operating expenses and reduce profitability.

Any inability to effectively manage growth and scale our operations could adversely impact our business.

Our growth strategy relies on expanding and managing multiple revenue streams. Rapid growth or expansion could strain our resources, management, and infrastructure, leading to inefficiencies or operational difficulties. If we fail to manage growth effectively, our financial performance and ability to achieve long-term profitability could be adversely affected.

We face risks associated with expanding our business model and managing multiple revenue streams.

The New LaVilla combines coworking, event, lodging, and retail spaces, each of which has unique operational requirements. Expanding and managing these diverse revenue streams may lead to operational complexities that strain our management and resources. If we cannot effectively integrate and oversee each business component, our efficiency and profitability could be adversely impacted.

We may experience challenges due to limited liquidity and the illiquid nature of real estate assets.

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Real estate is inherently illiquid, and we may be unable to quickly sell our property or access funds tied up in our assets. This lack of liquidity could impact our ability to respond to operational needs or financial emergencies, potentially affecting our financial stability and limiting cash available for growth or distributions.

Our operations may be negatively impacted by unexpected increases in property-related expenses.

In addition to routine operational costs, we may face unexpected expenses related to property maintenance, utilities, or compliance with building codes. If such costs increase more than anticipated, they could erode our profit margins and reduce our ability to allocate funds toward business growth or investor returns.

Dependence on local economic conditions makes our business sensitive to regional downturns.

Our operations are concentrated in Jacksonville, making us vulnerable to changes in local economic conditions. Factors such as shifts in employment rates, property values, or population demographics could reduce demand for our services, negatively impacting revenue and limiting our growth potential.

Our reliance on third-party booking and reservation platforms may increase costs and reduce profitability.

To attract bookings for our lodging and event spaces, we may rely on third-party platforms that charge commission fees. Any increase in these fees or dependence on these platforms could reduce our profit margins. Changes in their policies or algorithms could also affect our visibility, impacting occupancy and revenue.

We may be affected by increases in utility costs and other essential services necessary to operate our facility.

Our operations depend on reliable access to utilities and essential services, including electricity, water, and internet. Any increase in utility costs or interruption in these services, whether due to regulatory changes, shortages, or natural disasters, could lead to increased expenses or operational disruptions, impacting profitability.

Our property is subject to environmental risks that may require costly remediation efforts.

As a property owner, we may face environmental risks, such as exposure to hazardous materials, that could require remediation efforts. If such risks materialize, they may lead to substantial costs and legal liabilities that could impair our financial condition and affect our ability to continue operations.

Our business model may be impacted by evolving trends in remote work and hybrid workspaces.

The rise of remote work and hybrid office models may affect demand for traditional coworking spaces. If trends in workspace use continue to shift, our revenue projections may be impacted, especially if demand decreases for coworking memberships or short-term office rentals.

Changes in the tax treatment of real estate investments or incentives could affect our financial results.

Our business relies on certain tax treatments and real estate incentives, which may be subject to changes in federal, state, or local tax policies. If these incentives are reduced or eliminated, or if new tax liabilities are introduced, it could increase our expenses and reduce the profitability of our operations.

Dependence on tourism and courthouse traffic makes us vulnerable to shifts in visitor behavior.

Our business plan depends on foot traffic from tourists and visitors to nearby destinations, including the courthouse. If these visitor patterns shift, whether due to external economic conditions, local development changes, or tourism trends, it may negatively affect demand for our lodging, event spaces, and coworking offerings.

Our lack of control over nearby development and infrastructure projects could impact our business.

Our facility's success may depend on local development, including improvements to nearby infrastructure or growth in the surrounding area. We have no control over these external developments, and if nearby projects fail to proceed or detract from the area's appeal, it may impact our ability to attract tenants and customers.

Our business may face unforeseen liabilities associated with historic property ownership.

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Owning and operating a historic property carries risks related to unexpected structural issues, maintenance requirements, or restoration costs that may not be covered by insurance. Unforeseen liabilities may require substantial capital expenditures, which could divert funds from other business activities and impact our profitability.

Rising labor costs or difficulty finding skilled employees could affect our operational efficiency.

The hospitality and coworking industries require skilled staff to deliver quality service. Rising labor costs or difficulties in recruiting qualified employees may increase operational expenses, lead to service disruptions, and ultimately impact our ability to provide a positive customer experience.

Our financial performance may be impacted by fluctuations in interest rates and credit availability.

Our ability to finance and refinance debt is impacted by fluctuations in interest rates and the availability of credit. Rising interest rates or limited access to financing could increase our borrowing costs, affecting cash flow and reducing available funds for operational expenses or distributions to investors.

*** We may be unable to meet investor expectations or achieve projected financial returns.***

Our financial projections are based on various assumptions, including occupancy rates, demand, and pricing stability. If actual results differ from these projections due to market fluctuations, operational challenges, or other factors, we may be unable to meet Investor expectations, impacting the perceived value of their investment.

Risks Related to the Offering

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under

the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow

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Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series BCF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Members vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company. In addition, Investors are required to enter into the Company's Operating Agreement then in effect upon conversion of the Securities into CF Shadow Securities and shall be bound by the terms thereof relating to ownership of the CF Shadow Securities.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future

financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Investors upon their conversion of the Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors in the Securities which have not been converted will be entitled to distributions as described in the SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred members, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted subject to the terms of the Company's Operating Agreement then in effect. Neither holders of SAFE nor holders of CF Shadow Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the SAFE provides for mechanisms whereby a SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the SAFE, holders of the SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, Investors should not assume that they are guaranteed a return of their investment amount.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer may not reach the Target Offering Amount.

If the Issuer does not meet the Target Offering Amount by the Offering Deadline, no Securities will be issued, and all committed funds will be returned to Investors without interest or deduction. This could delay or prevent the Issuer from executing its business plan, leaving the Issuer undercapitalized and unable to meet its goals.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even

after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer

receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer may have conflicts of interest with the Intermediary.

The Issuer may have existing business relationships or affiliations with the Intermediary facilitating this Offering. These relationships could create conflicts of interest and may result in preferential treatment that is not aligned with the best interests of Investors, potentially affecting the fairness and objectivity of the Offering.

Risks Related to the Securities

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions set forth in the Issuer's Operating Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer, except as expressly provided for in the Operating Agreement of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer, except as expressly provided for in the Operating Agreement. The Securities are non-voting, except as otherwise set forth in the Operating Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which

the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer and subject to the terms of the Operating Agreement.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members,

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including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Operating Agreement may be amended and additional securities may be issued to other investors outside of this Offering without Investor consent.

The Issuer reserves the right to amend the Operating Agreement governing the Securities without obtaining consent from Investors under certain circumstances as set forth in Section 16.15 of the Operating Agreement. Additional securities outside of this Offering may be issued to future investors, including classes of securities that have superior rights and preferences to the Investors in this Offering as set forth in Section 9.1 of the Operating Agreement. This may subject the Investors to the dilution of their Member Interest in the Issuer.

There may be adverse tax consequences for Investors.

The purchase, ownership, and sale of the Securities may have tax consequences that vary depending on the individual Investor's personal tax situation. Investors should consult with their tax advisors regarding the potential tax consequences of this investment, as the Issuer does not provide tax advice.

There is no guarantee of future distributions to Investors.

The Issuer is under no obligation to make distributions to Investors, except as set forth in Section 10.2 of the Operating Agreement. Any distributions, if made, are subject to the Issuer's available cash flow, financial performance, and discretion of management. Investors should not expect regular or any distributions and should be prepared to hold the Securities for the long term without receiving a return on their investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

THE NEW LAVILLA, LLC is engaged in the acquisition, full renovation, and management of *The New LaVilla*, a historic landmark located in downtown Jacksonville, Florida. The Issuer acquired the future location of *The New LaVilla* at 318 N Broad Street in 2021, is currently under redevelopment with plans to be fully operational in 2026.

The Issuer conducts business in Jacksonville, Florida and will sell its services throughout Jacksonville, Florida and surrounding areas.

Business Plan

The New LaVilla Entrepreneurship Center and Coworking Spaces ("The New LaVilla") is a comprehensive small business development center located in the historic LaVilla district of downtown Jacksonville, directly across from the Federal Courthouse. The location is within a federally designated HUBZone, providing additional opportunities for economic growth and development.

The New LaVilla, situated in a 6,300 square foot designated historic landmark, is currently in the design phase, with full renovation and buildout expected to be completed by 2026. This investment opportunity may not only offer significant potential for revenue growth and a possible favorable return on investment, but also aligns with the small business and entrepreneurial development goals that may qualify for financial incentives from the City of Jacksonville's Downtown Investment Authority (DIA).

Once operational, The New LaVilla is planned to house a coffee shop, a gift shop, residences and flexible meeting and office spaces. The facility is expected to create approximately 23 full- and part-time staff, including three (3) key full-time roles: Facility Director, Community Manager, and Event/Marketing Manager. The Community Manager will oversee daily operations and manage member relations, while the Event/Marketing Manager will focus on driving event-related revenue, particularly from boutique weddings, office launch events, and networking receptions.

In addition, The New LaVilla Entrepreneurship Center aims to support three to five solo entrepreneurs who will provide services to coworking members and the general public. These entrepreneurs will be individuals seeking flexible part-time work as they continue to grow their own businesses. The center plans to offer a range of financial

and business coaching, employment services, and training programs, available through both free and paid offerings.

A comprehensive description of the Issuer's business and business plan is provided in Exhibit E, attached hereto. Additionally, a marketing brochure for The New LaVilla is provided in Exhibit F, also attached hereto.

Customer Base

The New LaVilla Entrepreneurship Center and Coworking Spaces will primarily serve small business owners, freelancers, entrepreneurs, and remote workers who require flexible office space and professional services. The target customers are individuals and businesses seeking an affordable, collaborative workspace with short-term or long-term rental options. Additionally, The New LaVilla will attract event organizers and businesses looking to host boutique weddings, corporate events, and networking receptions. The center will also cater to solo entrepreneurs offering services to coworking members and the public. These diverse customer segments will benefit from The New LaVilla's resources, including business coaching, financial advising, and training programs, making it a valuable asset for those seeking to grow their ventures in a supportive community environment.

Intellectual Property

The Issuer has not applied for or registered any trademarks or patents at this time. Any intellectual property that the Issuer develops or utilizes in its business operations will be protected as trade secrets in accordance with applicable laws. The protection of such intellectual property will rely on the confidentiality of proprietary information and the Issuer's internal procedures to safeguard these trade secrets, rather than formal registration or patent filings.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$12,500	5%	$61,750
Construction	75%	$187,500	77%	$950,950

Project Staffing	0%	$0	5%	$61,840
Marketing	0%	$0	3%	$37,050
General Working Capita	20%	$50,000	10%	$123,500
Total	**100%**	**$250,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Construction – Proceeds will be allocated to the purchase and installation of furniture, fixtures, and equipment (FF&E) required to renovate and repurpose The New LaVilla property. This will include upgrades to lodging units, coworking and office spaces, retail areas, and event spaces. These renovations are necessary to meet modern operational standards, align with sustainability goals, and enhance functionality and appeal for the property's mixed use purposes, fostering a vibrant community and entrepreneurial hub in downtown Jacksonville.

General Working Capital – A portion of the proceeds will be reserved for general working capital purposes, including but not limited to, initial wages for staff, legal and accounting fees, real estate consultant fees, administrative expenses, day-to-day operational expenses, and other capital expenditures essential to the successful management and operation of The New LaVilla property.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Valecia Dunbar	Founder, Manager and President/CEO	Manager/President/CEO, The New LaVilla, LLC, December 2021 to Present Responsibilities: Overseeing project development, strategic partnerships, and operations, managing construction, ensuring regulatory and preservation compliance, driving business model execution across revenue streams, and maintaining financial oversight and investor relations to support the project's community-focused mission and growth. President and CEO, The Center for Confidence, LLC from February 2016 to Present. Responsibilities: Leading the organization's strategic direction, developing and implementing programs to foster leadership and confidence, managing client relations and business development, overseeing operational efficiency, and promoting the company's mission to empower individuals and organizations through personal and professional growth initiatives.	University of Florida, Bachelor of Science, Communication, Journalism and Related Programs (1990) University of Maryland University College, Doctor of Management (2012)
Ray Evans	iDesign Architectural Services Design Consultant	iDesign Architectural Services Design Consultant, The New LaVilla, LLC, 2022 to Present Responsibilities: Architect of record and lead designer responsible to site drawings and designs, fire and safety code investigation and compliance. Founder and President, iDesign Architectural Services, Inc., August 2003 to Present Responsibilities: Overseeing business operations, leading project design and execution from concept to completion, managing client relationships, and ensuring innovative, sustainable architectural solutions that meet high standards of design and functionality.	Hampton University, Master of Architecture (1983)
Billy Boulware	Financial Manager, Independent Contractor	Financial Manager, The New LaVilla, LLC, December 2021 to Present Responsibilities: Overseeing budgeting, financial planning, and reporting, managing cash flow and compliance, analyzing financial data to inform strategic decisions, monitoring expenditures, optimizing revenue streams, and collaborating with leadership to drive sustainable growth. Business Development Specialist, The Center	University of South Florida, Bachelor of Science, Chemistry and Economics (2000)

		for Confidence, December 2017 to present Responsibilities: Expanded customer base by identifying needs, developing solutions, and delivering client-centered services. Utilized knowledge of industry trends to create value-added solutions and approaches for target audiences. Compiled service and customer data to generate informed profit projections. Reduced outstanding account balances by 80% through the standardization of invoicing and collections processes.	
Mary Tappouni	Certified General Contractor, Independent Contractor	Certified General Contractor, The New LaVilla, LLC, June 2022 to Present Responsibilities: Lead contractor responsible for full coordination of project team, professional services, permitting and preparing applications for city incentives. Breaking Ground Contracting, President, December 1997 to Present Responsibilities: Leads the company's sustainable construction initiatives, specializing in budgeting and environmental stewardship, providing clients and students with practical guidance on green building practices, leveraging her certifications in Florida Green Building Coalition, Green Globes, and Leadership in Energy and Environmental Design, to promote sustainability across all operations.	University of North Florida, Bachelor of Arts, Construction, Finance/Real Estate (1997) University of North Florida, Associate in Arts, Construction (1992)
Brooke A. Robbins	Principal Architect & Interior Designer	Architect and Interior Designer, The New LaVilla, LLC, June 2024 to Present Responsibilities: Architect and interior designer for code research and review, interior design sketches and product sourcing. Principal Architect and Interior Designer, Robbins Design Studio, P.A., November 2016 to Present Responsibilities: Managing project development from schematics to construction administration across corporate, medical, educational, hospitality, military, and design-build sectors, integrating architectural and interior design elements with sustainable Leadership	University of Florida, Masters, Architecture (May 2003) University of Florida Vincenza Institute of Architecture, Study Abroad Program, Architecture (2002) University of Florida, Bachelors,

		in Energy and Environmental Design (LEED) practices to meet client goals and ensure high quality, functional outcomes.	Architecture in Design (May 2000) University of Florida Vincenza Institute of Architecture, Study Abroad Program, Architecture (1999)

Indemnification

Indemnification is authorized by the Issuer to Managers, Officers, Members, or agents acting in their professional capacity pursuant to Florida law and provided for in Section 5.8 of the Operating Agreement. The Managers, Officers, or agents will not be liable or accountable in damages to the Issuer or any Member for any act or omission in connection with carrying on the business and purposes of the Issuer unless such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Further, the Issuer will defend and hold harmless the Managers, Officers, or agents for any act or omission in connection with carrying on the business and purposes of the Issuer, except where such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Indemnification includes expenses such as attorney's fees, and in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person. Any advancement of expenses must be repaid to the Issuer if a final determination is made in a binding arbitration or non appealable court order that such person is not entitled to indemnification under the Operating Agreement.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized Units consists of 20,000,000 Class A Units of which 10,000,000 Class A Units are issued and outstanding (the "**Common Interests**") and 5,000,000 Class B Units of which 0 Class B Units are issued and outstanding (the "**Preferred Interests**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	10,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Legal Fees
Creditor	The Coleman Law Firm, LLC
Amount Outstanding	$18,902
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Outstanding billings, if any, will be paid at the closing of the Offering.
Maturity Date	N/A
Date Entered Into	July 15, 2024

Type	Property Refinancing
Creditor	Vystar Credit Union
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	**Fixed Rate Term:** 120 Months **Fixed Interest Rate:** During the fixed rate term, the interest rate is 5.54%. **Payment Terms:** Monthly payments are based upon a 25-year amortization. The first 24 months of the loan term is interest-only payments. After this specified time, the loan payment will be based on principal and interest payments for the remainder of the term.
Description of Collateral	A first mortgage lien, including assignment of rents and leases, on land and improvements located at 318 N Broad Street, Jacksonville, FL 32202. Duval County Parcel ID: 074557-0000.

Other Material Terms	Principal and interest payments under this Note shall be made in lawful money of the United States of America at the office of the Holder in Jacksonville, Florida, or at such other place as the Holder may designate in writing, as follows: (a) for a period of 24 months beginning on May 1, 2023, and continuing on the same day of each month thereafter, Maker shall pay to Holder accrued interest only; (b) thereafter, beginning on May 28, 2025, and continuing on the same day of each month thereafter, principal and interest shall be paid in consecutive equal monthly installments of $924.72 each, the amount which would fully amortize the Principal Amount over a 25-year amortization period; and (c) the entire remaining indebtedness evidenced by this Note, together with accrued and unpaid interest, shall be due and payable on the Due Date (April 28, 2033). After maturity, this Note shall bear interest at 18% per annum (the "Default Rate"). This Note may be prepaid in full or in part at any time without penalty; provided however, Maker will reimburse Holder for closing costs in accordance with the February 3, 2023 revised March 14, 2023 Commitment Letter between the parties. Partial prepayments of principal shall be applied to required principal payments in inverse order of maturity. Maker agrees to pay a late charge equal to 5% of the amount of any payment not received by Holder within 10 days of the due date thereof. Holder earns any prepaid finance charges at the time the loan is made and no part of it will be refunded if Maker pays in full ahead of schedule.
Maturity Date	April 28, 2033

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Date Entered Into	April 28, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Valecia Dunbar	10,000,000, Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of December 31, 2024, the Issuer had an aggregate of **$2,078.37** in cash and cash equivalents, leaving the Issuer with approximately **4** months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer may intend to conduct a separate private offering to accredited investors under Regulation D (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering except as otherwise agreed by Issuer and the Intermediary.

The Issuer currently does not have any additional outside sources of capital other than the proceeds from the

Offering. **Capital Expenditures and Other Obligations**

The Issuer does not intend to make any material capital expenditures in the near future, other than as described in the section titled "*Use of Proceeds*".

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any valuation of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should

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also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as **<u>Exhibit A</u>** for subsequent events and applicable

disclosures. **Material Changes and Other Information**

There are no material changes or other information to report.

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting

Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

The Issuer has conducted no transactions that qualify for disclosure as conflicting interest with related persons transactions.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.


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EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws. The Issuer is not

subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. **Ongoing**

Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://thenewlavilla.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

   (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

   (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

   (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

26
ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

THE NEW LAVILLA, LLC

_____
(Issuer)

By:

 /s/ Valecia Dunbar
(Signature)

 Valecia Dunbar

(Name)

CEO and Sole Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Valecia Dunbar
(Signature)

Valecia Dunbar
(Name)

Sole Manager
(Title)

January 28, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements
THE NEW LAVILLA
FINANCIAL STATEMENTS
Year Ended December 31, 2023
TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members

The New LaVilla

Jacksonville, FL 32202

I have reviewed the accompanying financial statements of The New LaVilla, which comprise the balance sheet as of December 31, 2023, and the related statements of income, equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.
I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of The New LaVilla and to meet other ethical responsibilities,
in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest I. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

August 23, 2024

THE NEW LAVILLA
Balance Sheet
As of December 31, 2023

2023

ASSETS
    Current Assets
      Cash $ 1,631 **Total Current Assets $ 1,631**

    Non-current assets

      Property (net) $ 150,000 **Total Non-current Assets $ 150,000** **TOTAL ASSETS**

~~**$ 151,631**~~

LIABILITIES
    Current Liabilities $ - **Total Current Liabilities $ -**

    Non-current Liabilities

      Long-term Debt $ 150,000 **Total Non-current Liabilities $ 150,000** **TOTAL**

LIABILITIES ~~**$ 150,000**~~

EQUITY

    Equity $ 1,631 **TOTAL EQUITY** ~~**$ 1,631**~~ **TOTAL LIABILITIES AND EQUITY $**

~~**151,631**~~

See accompanying notes and independent accountant's review report
THE NEW LAVILLA
Statement of Equity
For the Year Ended 2023

2023

EQUITY - BEGINNING

Equity $ -

TOTAL $ -

Net Income/(Loss) $ (5,631) Equity Investment 7,262

TOTAL $ 1,631 **EQUITY - ENDING** $ 1,631

See accompanying notes and independent accountant's review report

THE NEW LAVILLA
Income Statement
For the Year Ended 2023

	2023
Revenue	$ -
Total Revenue	$ -
Operating Expenses	
Interest	$ 5,631
Total Operating Expenses	$ 5,631
NET INCOME (LOSS)	$ (5,631)

THE NEW LAVILLA
Statement of Cash Flows
For the Year Ended 2023

2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income $ (5,631) (Increase) decrease from operating assets - Increase (decrease) from operating

liabilities -

Net cash used in operating activities $ (5,631)

CASH FLOWS FROM INVESTING ACTIVITIES

Fixed Assets $ (150,000)

Net cash used in investing activities $ (150,000)

CASH FLOWS FROM FINANCING ACTIVITIES

Equity $ 7,262 Note Payable 150,000

Net cash provided by financing activities $ 157,262 **NET INCREASE (DECREASE) IN CASH AND CASH**

EQUIVALENTS $ 1,631 **CASH AND CASH EQUIVALENTS**, beginning of year $ - **CASH AND CASH**

EQUIVALENTS, end of year $ 1,631 Interest paid $ 5,631

See accompanying notes and independent accountant's review report

THE NEW LAVILLA
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE A - DESCRIPTION OF BUSINESS

Nature of Operations and Revenue

The New LaVilla will house a coffee shop, gift shop, meeting, and office spaces. It will employ up to 23 employees including seven (4) full-time staff that include a Facility Director, Community Manager, Event Manager, and Marketing Manager. The Community Manager will be responsible for day-to-day management and member relations. The full-time Event Manager will be responsible for increasing event sales with a focus on boutique weddings and bridal showers, office launch events, and networking receptions.

Additionally, the Entrepreneurship Center will add three to five solo entrepreneurs who will assist coworking members and the public. The team of entrepreneurs consists of those in need of flexible part-time work while they grow their business. The Entrepreneurship Center will offer financial and business coaching, employment services and training through free and paid services. The New LaVilla is a single member limited liability company domiciled in the State of Florida.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles

generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2023. The Company's cash balance is $1,631 at December 31, 2023.

Research and Development Costs

Research and development costs, when incurred in developing, inventing, and testing, are expensed when incurred. There are no research and development expenses for 2023.

Advertising and Marketing Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year are $0.

Revenue recognition

The Company recognizes revenue from its contracts with customers in accordance with FASB Accounting Standards Update ("ASU"), No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or service is transferred to the Company's customers, in an amount that depicts the consideration the Company expects to be entitled to in exchange for those goods or services. The Company includes, in the transaction price, some or all the variable consideration expected to be received on the promised good or service only to the extent that it is probable that a significant reversal amounting to cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered.

Capitalization Policy

Assets over $5,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Taxes

The Company applies ASC 40 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company holds no provision for tax asset or liability as it is indeterminable whether future benefit would be attained from either.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The FASB issued Accounting Standards Updates 2019-10 and ASU 2020-05, which changed some effective dates for ASU 2016-02 on leasing. After applying ASU 2019-10 and 2020-05, ASU 2016-02 is effective for annual periods beginning after December 15, 2021. The Company holds no leases to which the standard applies.

NOTE C – PROPERTY, NET

As of December 31, 2023, The Organization held land which was purchased for

$150,000. NOTE D – LONG-TERM DEBT

The Company holds a note payable in the amount of $150,000 with an interest rate of 5.540% and secured by a property The Company purchased. For a period of 24 months, and ending on May 28, 2025, the loan payments are interest only. The following schedule are the principal payments due in future years.

2024 -

2025 $1,888

2026 $2,966

2027 $3,134

2028 $3,312

Thereafter $138,700

Total $150,000

NOTE E - AVAILABILITY AND LIQUIDITY

The following represents the Company's financial assets for the year ended December 31, 2023:

	2023
Cash	$1,631

For the year ended December 31, 2023, the Company reports working capital in the amount of $1,631. The average days cash on hand for the year ended December 31, 2023, is 72 days.

NOTE F – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2023.

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions on imports, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

NOTE G – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has not yet commenced principal operations and has not yet generated any revenue as of December 31,

2023. The Company's ability to continue is dependent upon management's plan to ensure profitable operations.

The Company's ability to continue as a going concern is also dependent upon its ability to obtain financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE H - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through August 23, 2024, the date that the financial statements are available to be issued. There are no events that require additional disclosures.

EXHIBIT B

Form of SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES

ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE NEW LAVILLA, LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**") of $_____ (the "**Purchase Amount**") on or about _____, 2025, **THE NEW LAVILLA, LLC**, a Florida limited liability company (the "**Company**"), hereby grants to the Investor the right to acquire certain units of the Company's Equity Securities, subject to the terms and conditions set forth below.

The "**Discount**" is **20%**.

The "**Valuation Cap**" is **$2,000,000**.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of units of CF Shadow Series Equity Securities equal to the Purchase Amount divided by the applicable Conversion Price. In connection with the issuance of units of CF Shadow Series Equity Securities, as applicable, by the Company to the Investor pursuant to this Section 1(a): the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Equity Securities, with appropriate variations for the CF Shadow Series of Equity Securities; and

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Interests equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option, subject to the Investor's execution of the Company's Operating Agreement then in effect and such other documents as required by the Company.

In connection with Section 1(b), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of units of Common Interests equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of managers in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of units of Common Interests equal to the

remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference   to any Distribution of any of the assets of the Company to holders of outstanding Capital Interests by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of managers, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Equity Securities in the CF Shadow Series to the Investor pursuant to Section 1(a); (ii) the issuance of units of Common Interests to the Investor pursuant to Section 1(b), if the cash-out option is not elected; or (iii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) if the cash-out is elected or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(b). For purposes of this SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Company Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes, SAFEs or other similar convertible instruments.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Securities.

"**CF Shadow Series**" shall mean a series of Capital Interests that is identical in all respects to the shares   of Capital Interests (whether Preferred Interests or another class issued by the Company) issued in the

Equity Financing (e.g., if the Company sells Series A Preferred Units in an Equity Financing, the Shadow Series would be Series A-CF Preferred Units), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company, except as provided for in the Company's Operating Agreement then in effect;

(ii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws and as expressly set forth in the Company's Operating Agreement then in effect.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Direct Listing**" means the Company's initial listing of its common stock (other than shares of common stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Distribution**" means the transfer to holders of Equity Securities by reason of their ownership thereof of cash or other property without consideration whether by way of distribution, dividend or otherwise, other than distributions or dividends on Common Interests payable in Equity Securities, or the purchase or redemption of Equity Securities by the Company or its subsidiaries for cash or property other than: (i) repurchases of Equity Securities held by employees, officers, managers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase units or shares upon termination of such service provider's employment or services; or (ii) repurchases of Equity Securities in connection with the settlement of disputes with any member or stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (Bankruptcy Code), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Initial Public Offering**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's board of managers (or directors, after a conversion of the Company to a corporation), where such listing shall not

be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes, SAFEs or similar instruments.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and a Major Investor giving the Major Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of units of Equity Securities owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Equity Securities on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE Price**" means the price per unit equal to the Valuation Cap divided by the Company Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series Equity Securities issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any

participation in, or otherwise distributing the same. The Investor understands that this instrument and the securities to be acquired by the Investor hereunder have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(e) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(f) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(g) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of this instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in this instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in this instrument and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument (and the Investor's beneficial interest therein) and the underlying securities.

(i) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this instrument; (ii) the execution, delivery and performance by the Investor of the instrument is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this instrument does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(j) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(k) The Investor acknowledges that the Investor has received all the information the Investor has

requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers or directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer this SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Company's know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute any agreements required by the Company contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's SAFE).

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive distributions/dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to members/stockholders at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive purchase rights or otherwise

until units have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Jacksonville, Florida**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this instrument is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this instrument consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(i) The Investor agrees any action contemplated by this instrument and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(j) The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of SAFEs.

(k) In the event the Investor, together with its affiliates, purchases one or more SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

THE NEW LAVILLA, LLC

By:
 Valecia Dunbar, Manager

Address:

476 Riverside Avenue
PMB 2002
Jacksonville, FL 32202

Email: drdunbar@thecenterforconfidence.com

INVESTOR:

For Individuals:

Name of Investor: _____

Signature: _____

Email Address: _____

Mailing Address: _____

City: _____ State: _____ Zip Code: _____

Purchase Amount: $_____

Social Security Number (SSN): _____

Date: _____

For Corporations, Partnerships, Trusts, or Other Entities:

Name of Investor (Entity Name): _____

Authorized Signatory Name: _____

Signature: _____

Title or Representative Capacity: _____

Email Address: _____

Mailing Address: _____
City: _____ State: _____ Zip Code: _____ Purchase

Amount: $_____ Federal Employer

Identification Number (FEIN): _____ Date:

_____

For Joint Tenants with Rights of Survivorship, Community Property, or Tenants by the

Entireties:

Name of Investors: _____

First Signature: _____

Second Signature: _____

Email Address: _____

Mailing Address: _____

City: _____ State: _____ Zip Code: _____

Purchase Amount: $_____

Social Security Number (SSN) (for each party, if applicable):

_____

_____

Date: _____

EXHIBIT C

Operating Agreement

THE MEMBER INTERESTS OF THE NEW LAVILLA, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBER INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS AND ANY OTHER APPLICABLE SECURITIES LAWS AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE MEMBER INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS AGREEMENT. THEREFORE, PURCHASERS OF MEMBER INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.